Advanced Tissue Sciences, Inc.
10933 North Torrey Pines Road
La Jolla, CA 92037

November 4, 2002

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE:	ADVANCED TISSUE SCIENCES, INC. REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-90278)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the registrant, Advanced Tissue Sciences, Inc., hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the registrant’s registration statement on Form S-3, together with all exhibits thereto (Commission File No. 333-90278). The registrant initially filed the registration statement with the Commission on June 12, 2002.

Based upon changed circumstances in the securities markets and the recent filing by the registrant of a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, the registrant has determined at this time not to pursue the public offering contemplated by the registration statement. No securities have been sold pursuant to the registration statement.

Please advise the undersigned at telephone no. (858) 713-7936, fax no. (858) 713-7910 and our counsel, Faye H. Russell of Clifford Chance US LLP at telephone no. 858-720-3510, fax no. 858-720-3501 if the Commission will not grant the withdrawal of the registration statement.

Very truly yours,

Advanced Tissue Sciences, Inc.

/s/    MARK J. GERGEN

By: Mark J. Gergen
Title: Chief Financial Officer

cc:	Suzanne Purdy
Securities & Exchange Commission

Abdul Mohamed
Nasdaq

Faye H. Russell
Clifford Chance US LLP